June 20, 2025

Irina Zilbergleyt
Director
ISQ Open Infrastructure Company LLC
600 Brickell Avenue, PH
Miami, FL 33131

        Re: ISQ Open Infrastructure Company LLC
            Amendment No. 1 to Registration Statement on Form 10-12G Filed May 27, 2025
            File No. 000-56735
Dear Irina Zilbergleyt:

        We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G
General

1. Please note, we continue to consider your responses to our prior comments 2, 3, and 4, provided on June 3, 2025. If we have further comment, we will provide them later.
Organizational Chart of ISQ Open Infrastructure Company LLC, page 2

2. We note your response to our prior comment 7. Please include disclosure describing the Cayman Blocker, similar to what you have provided in your response to us, or advise.
3. We note your response to our prior comment 8. We are unable to identify in your revised organizational chart the percentage of economic interests by class of shares for
       ISQ Open Infrastructure Company LLC - Series I and ISQ Open
Infrastructure
       Company LLC - Series II. Please revise your organizational chart to provide the requested disclosure, or advise.
 June 20, 2025
Page 2

The Manager, page 3

4. We note your response to our prior comment 10. Please revise your disclosure to provide further detail regarding the acquisition team's background, including previous roles managing funds, performance history, and any sector specific experience.
Share Redemptions, page 23

5. We note your response to our prior comment 12 regarding the applicability of the tender offer rules to your share redemption program. Please provide your analysis as to how Rule 13e-4(h)(1) supports your determination that the share redemption program will not be a tender offer. Additionally, please supplementally provide us with a copy of Schedule A of the LLC Agreement (Form of Share Redemption Program). We may have further comment.
6. We note your response to our prior comment 13 and reissue. Specifically, we note as you also did in your response letter that you are not a REIT. The application of the
       2007 Alston & Bird LLP class exemptive relief (   2007 exemption   ) is
strictly limited
       to non-listed REITs. In addition to not being part of the class of persons to whom the exemption was provided, you make several disclosures that appear to conflict or are inconsistent with representations and conditions that serve as a basis for the 2007 exemption. For example, it is unclear that you can satisfy all the conditions in the
       2007 exemption, particularly regarding the price condition (i.e.,    the
REIT purchases
       shares of its common stock under its share redemption program at a price that does not exceed the then current public offering price of its common stock
). Additionally,
       the 2007 exemption was granted in part on the representation that redemptions are not solicited by a REIT and are not made with the purpose of trading in, and should not have the effect of manipulating or raising the offering price of the
non-listed REIT   s
       common stock, whereas you have disclosed the following:    The Company
may
       require a Shareholder to surrender and have all or any portion of its Shares redeemed
       at any time, on 10 days    prior written notice, if the Company
determines that it would
       be in the interest of the Company, as determined by the Board, for the Company to redeem the Shares. To the extent the Company requires the mandatory redemption of any Shares of any Shareholder, such redemption will not be subject to the redemption
       limits under the Company   s share redemption program or the Early
Redemption Fee,
       unless otherwise determined by the Company in its sole discretion.    To
the extent you
       engage in redemptions (or other bids or purchases) of the covered security outside of a
          distribution    of securities, during the applicable Regulation M
restricted period,
       you are responsible for analyzing all relevant facts and circumstances involved to determine whether any redemptions made outside of the distribution qualify for an available exception or other relief under Rule 102.
7. We note your response to our prior comment 14. Please revise your disclosure to describe, if applicable, the extent to which investors will be able to revoke requests in the event of material changes to NAV after the date of the initial request. If investors are not able to revoke their requests, please so state.
 June 20, 2025
Page 3
Platform Arrangements, page 130

8. We note your response to our prior comment 16. Please revise your filing to explain, as you have in your response, "investment platforms," and "platform arrangements."
Description of Registrant's Securities, page 136

9. We note your response to our prior comment 18. Please describe the types of shares offered in each Series.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Victor Cecco at 202-551-2064 or Michael Henderson at 202-551-3364
if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Susan Block at 202-551-
3210 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Ben Wells, Esq.